

Harbor Funds

November 6, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.
(File No.: 801-60367)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of plaintiff Ruth Tumpowsky's motion to consolidate the case she filed against Harbor Capital Advisors, Inc. as the investment manager (Case No. 1:14-cv-07210) with the action filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), in the United States District Court for the Northern District of Illinois.

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Capital Advisors, Inc.

P.O. Box 804660 | Chicago, Illinois 60680-4108
800-422-1050 | www.harborfunds.com

**UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND,	))))	
Plaintiff,	))	
v.	))	No. 14 C 789
HARBOR CAPITAL ADVISORS, INC.,	))	Judge Joan H. Lefkow
Defendant,	)	
-and-	))	
HARBOR INTERNATIONAL FUND,	))	
Nominal Defendant.	)	

RUTH TUMPOWSKY,	))	
Plaintiff,	))	
v.	))	No. 14 C 7210
	)	Judge Joan H. Lefkow
HARBOR CAPITAL ADVISORS, INC.,	))	
Defendant,	)	

**PLAINTIFF RUTH TUMPOWSKY'S MOTION TO CONSOLIDATE
PURSUANT TO FED R. CIV. P. 42(a)**

Plaintiff, Ruth Tumpowsky, moves pursuant to Fed. R. Civ. P. 42(a) to consolidate her

action *("Tumpowsky")* with *Zeher v. Harbor Capital Advisors, Inc.,* 14 C 789 *("Zeher")* and in

support states:

1. Plaintiff filed her action on September 14, 2014, and moved this Court for a

   finding that *Tumpowsky* is related to *Zehrer*.

2. On November 4, 2014, this Court granted Plaintiff's motion, and on November 5, 2014, the Executive Committee reassigned *Tumpowsky* to this Court.

3. Plaintiff now moves pursuant Fed. R. Civ. P. 42(a) to consolidate *Tumpowsky* for all purposes with *Zehrer*.

Wherefore, Plaintiff, Ruth Tumpowsky, requests that this Court order that case number 14 C 7210 be consolidated with *Zehrer*, 14 C 789 pursuant to Fed. R. Civ. P. 42(a).

Dated: November 5, 2014   Respectfully submitted,

By: */s/ Marvin A. Miller*
Marvin A. Miller
MILLER LAW LLC
115 S. LaSalle Street
Suite 2910
Chicago, IL 60603
Tel: (312) 332-2400

Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
Ana M. Cabassa-Torres
**ZWERLING, SCHACHTER &
ZWERLING, LLP**
41 Madison Avenue
New York, NY 10010
Tel: (212) 223-3900
Fax: (212) 371-5969

Robert L. Lakind
Arnold C. Lakind
**SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.**
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
Tel: (609) 275-0400
Fax: (609) 275-4511

Attorneys for Ruth Tumpowsky

CERTIFICATE OF SERVICE BY ELECTRONIC MEANS

I, Marvin A. Miller, one of the attorneys for plaintiff, hereby certify that on November 5, 2014, service of the foregoing *Plaintiff Ruth Tumpowsky's Motion to Consolidate Pursuant to Fed R. Civ. P. 42(a)* was accomplished pursuant to ECF as to Filing Users and I shall comply with LR 5.5 as to any party who is not a Filing User or represented by a Filing User.

/s/*Marvin A. Miller*
Marvin A. Miller